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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                        ACTIVE LINK COMMUNICATIONS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   00505W 10 9
                                 (CUSIP Number)

                                Donnette L. Hall
                               180 Pearson Street
                             Chicago, Illinois 60611

                                 ---------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 12, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for the Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 0050W 10 9

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

           Donnette L. Hall

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)

      (b)

(3)   SEC Use Only _________________________________________________________

(4)   Source of Funds (See Instructions)   PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization

      USA

Number of Shares      (7)  Sole Voting Power:                     21,000,000*
Beneficially Owned
by Each Reporting     (8)  Shared Voting Power:                   -0-
Person with:
                      (9)  Sole Dispositive Power:                21,000,000*

                      (10)  Shared Dispositive Power:             -0-

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  21,000,000*

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)_____

(13)  Percent of Class Represented by Amount in Row (11): 50.4%*

(14)  Type of Reporting Person (See Instructions): IN

      *The Reporting Person owns no shares. The Reporting Person received a promissory note in the principal amount of $1,500,000 made by a shareholder, officer and director of the Issuer on September 29, 2001 which is convertible at the rate of 1 share of the Issuer's common stock for each $1.00 of debt at the option of the Reporting Person. On February 21, 2002, the Issuer made a convertible promissory note in the principal amount of $500,000 to the Reporting Person which is convertible at the rate of 1 share of the Issuer's common stock for each $.25 of debt. In connection with this note issuance, the Issuer also issued, on February 21, 2002, a warrant to the Reporting Person entitling the Reporting Person to purchase up to 250,000 shares of the Issuer's common stock at $.25 per share.


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      On June 27, 2002, the Issuer made a convertible promissory note in the principal amount of $500,000 to the Reporting Person which is convertible at the rate of 1 share of the Issuer's common stock for each $.25 of debt. In connection with this transaction, the Issuer also issued on June 27, 2002 a warrant to the Reporting Person entitling the Reporting Person to purchase up to 250,000 shares of the Issuer's common stock at $.25 per share.

      On November 12, 2002, the Issuer and the Reporting Person entered into a letter agreement pursuant to which the Reporting Person agreed to provide a series of advances to the Issuer, which are expected to be in an aggregate amount of a minimum of $2,000,000 and a maximum of $3,000,000. Advances will not be made unless certain creditors of the Issuer agree to restructuring, extending and/or converting to equity their obligations from the Issuer to the satisfaction of the Reporting Person. The Issuer made a convertible promissory note to the Reporting Person for $3,000,000. The note may be converted at the Reporting Person's option at the rate of 1 share for each $.25 of debt. In connection with this transaction, the Issuer also issued on November 12, 2002, a warrant to the Reporting Person entitling the Reporting Person to purchase up to 3,000,000 shares of the Issuer's common stock at $.25 per share.

      In sum, if the Reporting Person provides the entire $3,000,000 in funding pursuant to the note issued on November 12, 2002 and fully converts the principal amount of the four notes described above which she holds, she would own 17,500,000 shares of the Issuer's common stock. If the accrued interest is also converted pursuant to these notes, the number of shares received would increase accordingly. If the Reporting Person exercises the three warrants in full, she would own an additional 3,500,000 shares of the Issuer's common stock, for a total of 21,000,000 shares.

      The Issuer has 20,659,497 shares of Common Stock outstanding based on the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002. Accordingly, if the Reporting Person exercised all of the warrants and converted all of the Notes she would own approximately 21,000,000 shares, the Issuer would have outstanding 41,659,497 shares and the Reporting Person would own 50.4% of the then outstanding Common Stock.

Item 1.  Security and Issuer.

      (a)   Name and address of principal executive offices of Issuer:

            Active Link Communications, Inc.
            1840 Centre Point Drive, Naperville, IL  60563-9364

      (b)   Title and class of equity securities:

            Common Stock, $.01 par value (the "Common Stock")

Item 2.   Identity and Background.



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      (a)   Name of person filing:

            Donnette L. Hall

      (b)   Residence or Business Address:

            180 Pearson Street
            Chicago, Illinois  650611

      (c)   Principal occupation:

            Investor.

      (d)   Criminal proceedings:

            During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

      (e)   Civil Proceedings:

            During the last five years, the Reporting Person has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

      (f)   Citizenship:

            USA

Item 3.  Source and Amount of Funds or Other Consideration.

         The securities were acquired by the Reporting Person with personal funds.

Item 4.  Purpose of the Transaction.

         The Reporting Person has no plans or proposals which would result in any of the items enumerated in Item 4(a)-(j); however, it is expected that the Reporting Person will become a director of the Issuer and she may consider plans or proposals in such capacity.

Item 5.  Interests in Securities of the Issuer.

         (a) Number of shares beneficially owned:

            *The Reporting Person owns no shares. The Reporting Person received a promissory note in the principal amount of $1,500,000 made by a shareholder,



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            officer and director of the Issuer on September 29, 2001 which is convertible at the rate of 1 share of the Issuer's common stock for each $1.00 of debt at the option of the Reporting Person. On February 21, 2002, the Reporting Person made a convertible promissory note in the principal amount of $500,000 to the Reporting Person which is convertible at the rate of 1 share of the Issuer's common stock for each $.25 of debt. In connection with this note issuance, the Issuer also issued, on February 21, 2002, a warrant to the Reporting Person entitling the Reporting Person to purchase up to 250,000 shares of the Issuer's common stock at $.25 per share.

            On June 27, 2002, the Issuer made a convertible promissory note in the principal amount of $500,000 to the Reporting Person which is convertible at the rate of 1 share of the Issuer's common stock for each $.25 of debt. In connection with this transaction, the Issuer also issued on June 27, 2002 a warrant to the Reporting Person entitling the Reporting Person to purchase up to 250,000 shares of the Issuer's common stock at $.25 per share.

            On November 12, 2002, the Issuer and the Reporting Person entered into a letter agreement pursuant to which the Reporting Person agreed to provide a series of advances to the Issuer, which are expected to be in an aggregate amount of a minimum of $2,000,000 and a maximum of $3,000,000. Advances will not be made unless certain creditors of the Issuer agree to restructuring, extending and/or converting to equity their obligations from the Issuer to the satisfaction of the Reporting Person. The Issuer made a convertible promissory note to the Reporting Person for $3,000,000. The note may be converted at the Reporting Person's option at the rate of 1 share for each $.25 of debt. In connection with this transaction, the Issuer also issued on November 12, 2002, a warrant to the Reporting Person entitling the Reporting Person to purchase up to 3,000,000 shares of the Issuer's common stock at $.25 per share.

            In sum, if the Reporting Person provides the entire $3,000,000 in funding pursuant to the note issued on November 12, 2002 and fully converts the principal amounts of the four notes described above which she holds, she would own 17,500,000 shares of the Issuer's common stock. If the accrued interest is also converted pursuant to these notes, the number of shares received would increase accordingly. If the Reporting Person exercises the three warrants in full, she would own an additional 3,500,000 shares of the Issuer's common stock, for a total of 21,000,000 shares.

            Percent of class:

            50.4% The Issuer has 20,659,497 shares of Common Stock outstanding based on the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002. Accordingly, if the Reporting Person exercised all of the warrants and converted all of the Notes she would own approximately 21,000,000 shares and the Issuer would have outstanding 41,659,497 shares.


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      (b)   Rights with respect to the sole power to vote, direct the vote of, or dispose of shares:

            21,000,000 shares of Common Stock

      (c)   Recent transactions:

            On November 12, 2002, the Issuer and the Reporting Person entered into a letter agreement pursuant to which the Reporting Person agreed to provide a series of advances to the Issuer, which are expected to be in an aggregate amount of a minimum of $2,000,000 and a maximum of $3,000,000. Advances will not be made unless certain creditors of the Issuer agree to restructuring, extending and/or converting to equity their obligations from the Issuer to the satisfaction of the Reporting Person. The Issuer made a convertible promissory note to the Reporting Person for $3,000,000. The Note is payable in monthly interest installments at 5% per annum with principal due on November 12, 2005. The Note may be converted at the Reporting Person's option at the rate of 1 share for each $.25 of debt. If the Reporting Person provides the entire $3,000,000 in funding and fully converts, she would receive 12,000,000 shares of the Issuer's Common Stock. Any accrued interest converted would increase the number of shares received. The Issuer also issued a warrant to the Reporting Person pursuant to which she may acquire up to 3,000,000 shares of the Issuer's common stock at $.25 per share at any time prior to November 12, 2006.

      (d)   Rights with respect to dividends or sales proceeds:

            Not applicable.

      (e)   Date of cessation of five percent beneficial ownership:

            Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Not applicable.

Item 7. Material to be Filed as Exhibits.

        Exhibit 1. Letter agreement between the Issuer and the Reporting Person.


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                                    SIGNATURE

         After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: November 13, 2002                 /s/ Donnette L. Hall
                                   --------------------------------------------
                                   Donnette L. Hall



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